News Release 18-01

January 15, 2018

SSR MINING REPORTS FOURTH QUARTER AND YEAR-END 2017 PRODUCTION RESULTS AND 2018 GUIDANCE

VANCOUVER, B.C. – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) reports fourth quarter and year-end 2017 operating results. Additionally, we are providing 2018 guidance.

Fourth Quarter and 2017 Operating Highlights

▪
Achieved total production guidance: Produced over 370,000 gold equivalent ounces in 2017, meeting or exceeding initial guidance for a sixth consecutive year. Delivered attributable gold equivalent production of over 358,000 ounces in 2017 and over 88,000 ounces in the fourth quarter, 14% higher than the third quarter of 2017.

▪	Achieved gold production guidance at Marigold: Quarterly gold production of 52,768 ounces, 36% higher than the third quarter of 2017, resulted in annual production of 202,240 ounces of gold in 2017.

▪
Record quarterly production at Seabee: Achieved record mill throughput of 89,237 tonnes or 970 tonnes per day during the fourth quarter, which combined with higher milled grades and improved recovery resulted in record quarterly gold production of 24,227 ounces.

▪
Delivered record annual gold production at Seabee: The mine achieved the highest annual production in its 27-year history, producing 83,998 ounces of gold in 2017, at the upper end of the upwardly revised annual guidance.

▪
Exceeded annual production guidance at Puna Operations: Exceeded the upper end of the upwardly revised annual production guidance with a total of 6.2 million ounces of silver. Continued excellent performance of stockpile processing resulted in silver production of 1.2 million ounces in the fourth quarter.

Paul Benson, President and CEO said, “A strong fourth quarter at all three operations resulted in annual production of over 370,000 gold equivalent ounces. This marks the sixth consecutive year that we have met or exceeded our production guidance. All three operations performed well, particularly Puna Operations which exceeded the top end of its improved production guidance. These results are driven by our teams and their continued focus on Operational Excellence to optimize our operations.  In the year ahead, we are positioning the company to grow production as Seabee ramps up and the Chinchillas deposit comes on-line in Argentina. Importantly, our exceptionally strong balance sheet enables us to increase our investment in brownfields exploration at both Marigold and Seabee.”

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

Marigold Mine, U.S.

		Q4 2017	Q3 2017	% Change [1]	FY 2017	FY 2016	% Change [1]
Total material mined	kt	13,979	20,311	(31.2)%	69,011	75,093	(8.1)%
Waste removed	kt	8,136	13,149	(38.1)%	43,422	51,480	(15.7)%
Ore to leach pad	kt	5,843	7,162	(18.4)%	25,589	23,613	8.4%
Strip ratio	w/o	1.4	1.8	(22.2)%	1.7	2.2	(22.7)%
Gold grade to leach pad	g/t	0.37	0.31	19.4%	0.35	0.45	(22.2)%
Gold recovery	%	74%	72%	2.8%	73%	72%	1.4%
Gold produced	oz	52,768	38,699	36.4%	202,240	205,116	(1.4)%
Gold sold	oz	51,420	38,818	32.5%	200,192	204,315	(2.0)%

Notes:

(1)	Percent changes are calculated using rounded numbers presented in the table.

In 2017, the Marigold mine produced 202,240 ounces of gold, achieving the upper end of our revised production guidance. This compares to 205,116 ounces of gold produced in 2016. Gold sales were 200,192 ounces for the year.

Material mined during the year totaled 69.0 million tonnes, 8% lower compared to the record tonnage moved in 2016, due to adverse weather conditions in the first quarter of 2017 and a lower mining rate in the fourth quarter as discussed below. The mine achieved a record 25.6 million tonnes of ore stacked on leach pads in 2017.

During the fourth quarter of 2017, a total of 14.0 million tonnes of material were mined, down 31% from the third quarter due to planned maintenance of the rope shovel and operational shut-downs and interruptions resulting from the fatal incident in October. The operation focused on addressing the leaching constraints related to clay ore encountered in the second half of the year. Multiple actions were implemented resulting in improvement of the leach pad operation over the last three months of the year. A combination of ore blending, adding surfactants to reduce ponding and improving ripping practices have allowed solution application rates to return to normal and recovery rates to expected levels. This was reflected in the increased gold production in the fourth quarter.

Approximately 5.8 million tonnes of ore were delivered to the heap leach pads at a gold grade of 0.37 g/t in the fourth quarter. This compares to 7.2 million tonnes of ore delivered to the leach pads at a gold grade of 0.31 g/t in the third quarter. Gold grade mined in the fourth quarter was 19% higher than the third quarter due to mining deeper in the current phase of the Mackay pit. The strip ratio declined to 1.4:1 in the quarter, a 22% reduction compared to the previous quarter.

In the fourth quarter of 2017, Marigold produced 52,768 ounces of gold, 36% higher than the previous quarter. Gold sales totaled 51,420 ounces for the quarter.

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Seabee Gold Operation, Canada

		Q4 2017	Q3 2017	% Change [1]	FY 2017	FY 2016 [2]	% Change [1]
Total ore milled	t	89,237	84,315	5.8%	330,415	312,679	5.7%
Ore milled per day	t/day	970	916	5.9%	905	854	6.0%
Gold mill feed grade	g/t	8.89	7.03	26.5%	8.25	7.91	4.3%
Gold recovery	%	97.4%	97.2%	0.2%	97.4%	96.7%	0.7%
Gold produced	oz	24,227	18,058	34.2%	83,998	77,640	8.2%
Gold sold	oz	23,969	21,798	10.0%	86,087	76,474	12.6%

Notes:

(1)	Percent changes are calculated using rounded numbers presented in the table.

(2)
The data presented in this column is for the period from January 1, 2016 to December 31, 2016 and includes operating results for the Seabee Gold Operation for the period from January 1, 2016 to May 30, 2016 prior to our acquisition.

The Seabee Gold Operation produced 83,998 ounces of gold in 2017, marking record annual production in its 27-year history, resulting from an improved milling rate and higher gold grades. A total of 86,087 ounces of gold were sold during the year.

In 2017, the operation milled 330,415 tonnes of ore, another operating record, due largely to our ongoing Operational Excellence initiatives. During the year, average gold mill feed grade was 8.25 g/t, 4% higher compared to the average gold grade milled in 2016. The Santoy mine supplied 82% of ore milled, predominantly from long hole stopes, with the remaining ore sourced from the Seabee mine.

In the fourth quarter of 2017, the operation produced 24,227 ounces of gold, a 34% increase compared to the previous quarter and a quarterly record mainly due to record throughput and higher gold grades. Gold sales totaled 23,969 ounces during the quarter.

A record 89,237 tonnes of ore were milled during the fourth quarter at an average gold grade of 8.89 g/t and recovery of 97.4%. This compares to a total of 84,315 tonnes of ore milled at an average gold grade of 7.03 g/t and recovery of 97.2% in the third quarter of 2017. During the fourth quarter, the mill maintained a higher throughput of 970 tonnes per day, a record quarterly performance. The Santoy mine supplied approximately 72% of total ore milled, with the remainder sourced from the Seabee mine.

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Puna Operations, Argentina (1)

		Q4 2017	Q3 2017	% Change [1]	FY 2017	FY 2016	% Change [1]
Ore milled	kt	442	461	(4.1)%	1,798	1,774	1.4%
Silver mill feed grade	g/t	125	153	(18.3)%	152	235	(35.3)%
Silver recovery	%	66.0%	67.8%	(2.7)%	70.3%	77.8%	(9.6)%
Silver produced	koz	1,169	1,541	(24.1)%	6,177	10,422	(40.7)%
Silver produced (attributable) (2)	koz	877	1,156	(24.1)%	5,330	10,422	n/a
Silver sold	koz	820	2,076	(60.5)%	5,994	11,397	(47.4)%
Silver sold (attributable) (2)	koz	615	1,557	(60.5)%	5,088	11,397	n/a

Notes:

(1)	Figures are on 100% basis unless otherwise noted.

(2)
Figures for the third and fourth quarter of 2017 are on 75% attributable basis. Figures for 2017 represent 100% for the period from January to May 2017 and 75% for the period from June to December 2017.

(3)	Percent changes are calculated using rounded numbers presented in the table.

In 2017, the operation produced a total of 6.2 million ounces of silver, exceeding our increased annual production guidance. This was largely due to stockpile grades and metallurgical performance exceeding plan. Silver sales for the year totaled 6.0 million ounces. Attributable share of silver production and sales in 2017 was 5.3 million ounces and 5.1 million ounces, respectively.

During the year, ore was milled at an average rate of 4,927 tonnes per day. Stockpile ore milled contained an average silver grade of 152 g/t, higher than planned. While the average silver recovery of 70.3% was lower than the previous year due to planned lower silver mill feed grade, it was above our planned recovery for the year.

In the fourth quarter of 2017, silver production of 1.2 million ounces declined relative to the third quarter, as expected, due to processing lower grade stockpile ore. Silver sales totaled 0.8 million ounces. Attributable share of silver production and sales for the quarter was 0.9 million ounces and 0.6 million ounces, respectively.

During the fourth quarter, ore was milled at an average rate of 4,800 tonnes per day. Ore milled contained an average silver grade of 125 g/t, 18% lower than the 153 g/t reported in the third quarter of 2017 as we continue to process lower grade stockpiles. The average silver recovery in the fourth quarter was 66.0%.

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Outlook

This section of the news release provides management's production and cost estimates. See "Cautionary Note Regarding Forward-Looking Statements."

Operating Guidance		Marigold mine	Seabee Gold Operation	Puna Operations (75% interest) (4)
Gold Production	oz	190,000 – 210,000	85,000 – 92,000	—
Silver Production	Moz	—	—	3.0 – 4.4
Silver Production (attributable)	Moz	—	—	2.3 – 3.3
Lead Production	Mlb	—	—	7.0 – 12.5
Lead Production (attributable)	Mlb	—	—	5.3 – 9.4
Zinc Production	Mlb	—	—	5.5 – 7.5
Zinc Production (attributable)	Mlb	—	—	4.1 – 5.6
Cash Costs per Payable Ounce Sold (1)	$/oz	$725 – $775	$560 – $610	$12.50 – $15.00
Sustaining Capital Expenditures (2)	$M	$35.0	$10.0	$10.0
Capitalized Stripping / Capitalized Development	$M	$15.0	$9.0	$10.0
Exploration Expenditures (3)	$M	$9.0	$9.0	$1.0

Notes:

(1)
We report the non-GAAP financial measure of cash costs per payable ounce of gold and silver sold to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and Puna Operations. See “Cautionary Note Regarding Non-GAAP Measures". Cash costs figures are presented on a by-product basis.

(2)	Sustaining capital expenditures for Puna Operations exclude initial capital expenditures related to the development of the Chinchillas project.

(3)	Includes capitalized and expensed exploration expenses.

(4)	Shown on a 100% basis unless otherwise indicated.

On a consolidated basis, we expect to produce 340,000 gold equivalent ounces in 2018 at gold equivalent cash costs of between $715 and $770 per ounce. On an attributable basis, we expect to produce 325,000 gold equivalent ounces in 2018 at gold equivalent cash costs of between $705 and $760 per ounce.

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Marigold production is expected to remain at or near the levels achieved in 2017 as the mine benefits from sustaining higher mining rates and expanded leach pad infrastructure. Due to the ongoing positive operating performance, cash cost guidance of $725 to $775 per payable gold ounce is materially lower than that forecast in the 5-year Outlook published in 2016. Sustaining capital expenditures are expected to total approximately $35 million including $18 million for maintenance and purchase of mobile fleet and $10 million for leach pad construction and pumping upgrades. Quarterly production is expected to range between 40,000 ounces and 60,000 ounces of gold during the year. Production in the first quarter is expected to be near the lower end and production in the fourth quarter near the upper end of the range, due to higher amount of gold ounces stacked in the first half of the year and faster leaching in the second half of the year associated with the new leach pad. Capitalized stripping is expected to total $15 million with the majority to be incurred in the second half of the year as the mine commences stripping the next phase of the Mackay pit.

At the Seabee Gold Operation, we expect to build on the mine’s record 2017 operating performance and continue the implementation of the development and expansion scenario contemplated in the Preliminary Economic Assessment (“PEA”), which was published in October 2017. Our focus remains on increasing production from the Santoy mine to support higher mill throughput levels and lower unit costs. The original Seabee mine will be closed by mid-2018 after remnant ore extraction and removal of infrastructure, contributing in part to the lower unit costs. Gold production is expected to increase by approximately 5% while cash costs per payable ounce of gold is expected to further decline.

Sustaining capital expenditures of $10 million at Seabee include additions to the underground and surface mobile equipment fleet, tailings expansion and upgrade to site camp infrastructure to support the longer mine life, all expenditures contemplated in the PEA. Capitalized development of $9 million is principally related to Santoy decline development and to establish stations for underground definition and exploration drilling.

With the receipt of permits in December 2017 to construct the Chinchillas project, Puna Operations will complete development of this deposit in 2018 to materially extend its operating life. Consistent with the pre-feasibility study on this high return project, project development expenditures are expected to total $81 million with $70 million remaining to be invested in 2018. Our 75% share of project capital before VAT is, therefore, $53 million for 2018. First ore delivery to the Pirquitas mill is expected in the second half of 2018 with sequential ramp up through the remaining months of 2018. Once Chinchillas ore is being processed, Puna Operations will produce lead-silver and zinc concentrates. The operation is expected to produce between 3.0 million and 4.4 million ounces of silver in 2018, with approximately 1.6 million ounces of production anticipated in the first half of the year based solely on processing of stockpiles and Chinchillas production anticipated in the second half of 2018.

Due to the success of our 2016 and 2017 exploration programs and consistent with our strategy to invest in our assets, we are increasing exploration investment at Marigold and Seabee to $9 million at each asset. Marigold exploration will target infill drilling of higher grade zones within the Mackay zone and commence a more focused program on the Red Dot deposit among additional ongoing programs. The Seabee exploration programs are focused in three areas including infill drilling and exploration at Santoy Gap, exploration on the Seabee land package for new deposits, including follow-up on the 2017 Carr project results, and initial drill programs on the Fisher property. Exploration at Puna Operations, SIB, Perdito and other projects as well as property holding costs amount to $10 million for a total exploration and development investment of $28 million in 2018.

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Gold equivalent figures for our 2018 operating guidance are based on gold-to-silver ratio of 73:1. Cash costs and capital expenditures guidance is based on an oil price of $60 per barrel and exchange rate of 1.25 Canadian dollar to U.S. dollar.

Qualified Persons

The scientific and technical data contained in this news release relating to the Marigold mine has been reviewed and approved by Thomas Rice, SME Registered Member, a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and our Technical Services Manager at the Marigold mine. The scientific and technical data contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., a Qualified Person under NI 43-101 and General Manager at the Seabee Gold Operation. The scientific and technical data contained in this news release relating to Puna Operations has been reviewed and approved by Bruce Butcher, P.Eng., a Qualified Person under NI 43-101 and our Director, Mine Planning.

About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the 75%-owned and operated Puna Operations joint venture in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

To receive SSR Mining's news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

SSR Mining Inc.	PAGE 7

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of gold, silver and other metals; the prices of gold, silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; timing of production and the cash costs and total costs of production at the Marigold mine, the Seabee Gold Operation and Puna Operations; timing and expected expenditures of our exploration and development programs; expected timing for capitalized stripping at the Marigold mine; expected timing for the closure of the original Seabee mine; expansion of the Seabee Gold Operation based on the results of the PEA; the PEA representing production growth, improved margins and processing plant performance, low capital investment and extended mine life at the Seabee Gold Operation; expected timing of construction of and ore delivery from the Chinchillas project; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; our ability to achieve our production guidance; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects; our ability to replace Mineral Reserves; our ability to obtain necessary permits for the Chinchillas project; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency and interest rate fluctuations; the possibility of future losses; general economic conditions; fully realizing the value of our shareholdings in Pretium Resources Inc. and our other marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; differing results from technical studies and reports; our ability to attract and retain qualified personnel and management; potential labour unrest, including labour actions by our unionized employees at Puna Operations; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; failure to effectively manage our tailings facilities; social and economic changes following closure of a mine may lead to adverse impacts and unrest; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; potential impacts of the Marigold mine incident, including with respect to operation continuity; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by

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taxation authorities in multiple jurisdictions; recoverability of VAT and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change, including extreme weather conditions; fully realizing our interest in deferred consideration received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; conflicts of interest that could arise from certain of our directors’ and officers’ involvement with other natural resource companies; information systems security threats; and those other various risks and uncertainties identified under the heading "Risk Factors" in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission ("SEC").

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management currently considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Marigold mine, the Seabee Gold Operation and Puna Operations. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.
Cautionary Note to U.S. Investors
This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as

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“reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.
Cautionary Note Regarding Non-GAAP Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including cash costs per payable ounce of gold and silver sold. Non-GAAP measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures employed by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Readers should also refer to our management’s discussion and analysis, available under our corporate profile at www.sedar.com or on our website atwww.ssrmining.com, under the heading “Non-GAAP and Additional GAAP Financial Measures” for a more detailed discussion of how we calculate such measures.

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